FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 3, 2013 announcing that it has completed the sale of its Spacenet Inc. subsidiary to Tulsa, Oklahoma-based SageNet.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated December 3, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Announces the Closing of the Sale of its Spacenet Subsidiary

Petah Tikva, Israel, 3 December 2013 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it has completed the sale of its Spacenet Inc. subsidiary to Tulsa, Oklahoma-based SageNet.

The aggregate consideration for the sale is approximately $16 million, subject to certain post-closing adjustments and expenses. The transaction, which was closed under the same terms signed in August, is expected to result in a capital loss of $1 million to $3 million, which includes banker’s fees, legal fees and other transaction related expenses.

As a result of the closing, we are adjusting our management objective targets for 2013 to reflect the exclusion of Spacenet operating results. Revenue for 2013 is expected to be approximately $230 million as compared to $310 million and EBITDA margin is expected to be approximately 7% as compared to 6%.

"We are very pleased to announce the closing of the sale of Spacenet to SageNet,” said Erez Antebi, CEO of Gilat Satellite Networks. “We believe this is an important step that will strengthen Gilat’s strategic focus as a satellite communications technology company.”

"Spacenet has been a part of Gilat for fifteen years, and we are grateful to all the Spacenet employees for their dedication and service," added Antebi. “Spacenet will continue to be a strategic partner and customer of Gilat and we will continue to work with Spacenet to help grow their satellite based services. We are optimistic that this transaction will help Spacenet grow faster and stronger in the Managed Network Service marketplace in North America.”

# # #

About Gilat
Gilat Satellite Networks Ltd (Nasdaq:GILT) (TASE:GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

About SageNet
SageNet (SageNet of Tulsa, LLC) is a leading technology solutions provider specializing in mission-critical business solutions and managed services. From wide area network (WAN) design and installation, to 24x7x365 network monitoring and maintenance, to storage solutions and structured cabling services, SageNet is the wise choice for technology solutions. Visit SageNet on the Web at www.sagenet.com. Contact SageNet at 918-270-7000 or toll-free at 800-400-8999.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Phil Carlson / Josh Dver, KCSA	David Leichner, Gilat Satellite Networks
pcarlson@kcsa.com / jdver@kcsa.com	davidle@gilat.com
1 (212) 896 1233 / 1239	(972) 3 925 2321